Adecoagro S.A.

Vertigo Naos Building, 6, Rue Eugéne Ruppert

L – 2453 Luxembourg

December 19, 2017

VIA EMAIL & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549-3030

Attn: Ms. Melissa Raminpour

Branch Chief

Office of Transportation and Leisure

Dear Ms. Raminpour:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated December 1, 2017 relating to Adecoagro S.A.’s (the “Company”) Form 20-F for the fiscal year ended December 31, 2016 filed April 28, 2017 (the “Form 20-F”).

In this letter, we have recited the comments from the Staff in italicized bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 20-F as applicable.

Form 20-F for the Year Ended December 31, 2016

Selected Financial Data, page 1

1.	We note from pages 4 through 8 that your presentation of the non-IFRS measures Adjusted Segment EBIT and Adjusted Segment EBITDA are reconciled to operating profit rather than net income. Please revise to reconcile these measures to net income pursuant to the guidance outlined in Question 103.02 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures.

We respectfully inform the Staff that the Company’s presentations of the non-IFRS measures Adjusted Segment EBIT and Adjusted Segment EBITDA are reconciled to Segment Profit/(Loss) from Operations before Financing and Taxation because the Company believes it is the most directly comparable IFRS financial measure that is available. Please refer to Note 3 to the Company’s Consolidated Financial Statements starting on page F-22 in the Form 20-F for the segment information presented. The Company does not allocate financial results and income tax expense on a segment basis, and accordingly a measure of Profit/(Loss) for the Year on a segment basis is not available.

2.	We note your reconciliations of Adjusted Free Cash Flow and Adjusted Free Cash from Operations at the bottom of page 9. Please explain the purpose of the reconciliations to the change in cash and cash equivalents. Additionally, to the extent you retain these reconciliations, please revise them, as well as your reconciliation of Net Debt, to begin with IFRS measures rather than non-IFRS measures. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on October 17, 2017.

We respectfully inform the Staff that as stated in the Company’s “Non-IFRS Financial Measures” disclosure in the Form 20-F, management believes the presentation of Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations provides useful information to investors to assist in understanding the amount of cash available to undertake growth investments, to fund acquisitions, to reduce outstanding financial debt, and to provide a return to shareholders in the form of dividends and/or share repurchases, among other things. The Company believes that the most directly comparable IFRS financial measure to Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations is a measure of the total net cash flow generated by the Company’s operating, investing and financing activities year over year, that is, the net change in cash and cash equivalents.

The Company also notes the Staff’s further comment and will revise the presentation of Non-IFRS Financial Measures in future filings to begin the reconciliations of Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations, as well as, Net Debt with the comparable IFRS measure rather than non-IFRS measures.

3.	Additionally, we note your Adjusted Free Cash Flow and Adjusted Free Cash from Operations measures include interest received (included in net cash used in investing activities), interest paid, proceeds from the sale of non-controlling interest in subsidiaries, and Expansion Capital expenditures. Please substantiate why these amounts are included in these non-IFRS measures and revise your usefulness disclosures accordingly to explain what these measures are intended to represent.

We respectfully inform the staff that the adjustments to our free cash flow measures are intended to allow investors to evaluate the long-term cash generation ability of the Company to undertake growth investments, to fund acquisitions, to reduce outstanding financial debt, and to provide a return to shareholders in the form of dividends and/or share repurchases, among other things.

In this regard, the Company defines these non-IFRS measures as follows:

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Adjusted Free Cash Flow:

This measure starts with the combination of cash generated by operating activities and cash generated/(used) in investing activities of the Company as it appears in the statement of cash flows. This amount represents the total amount of net cash generated /(used) by the principal operations of the Company, although it excludes cash generated by the sale of non-controlling interests in subsidiaries (mainly farming subsidiaries that are sold in connection with the land transformation activities of the Company).

The proceeds from the sale of non-controlling interests are then added to the net cash derived from operating activities and net of cash used in investing activities to arrive at a total amount of net cash generated by all of the business activities of the Company (including land transformation activities). The Company adjusts for the proceeds received from the sale of non-controlling interests in farming subsidiaries because these proceeds represent an inflow derived from on-going activity related to the land transformation business. The Company may sell farmland in three separate ways, through (i) the asset sale of a farm, (ii) the sale of all of the Company’s capital interest in a subsidiary that owns a farm or (iii) from time to time, the sale of a non-controlling interest in a subsidiary that owns a farm. The Company may decide to generate cash through the sale of a non-controlling interest in a subsidiary that owns a farm in order to generate cash and realize the value of its land transformation activity while it continues to operate the farm. Under IAS 7, proceeds from the sale of non-controlling interests are reflected in financing activities. Accordingly, we adjust our free cash flow measures to reflect the additional proceeds from on-going land transformation activity.

The combination of both net cash flows from operating activities and net cash generated/(used) in investing activities plus the proceeds from the sale of non-controlling interests are referred to the total net cash from business operations for purposes of this explanation.

The Company includes interest received and interest paid in the calculation of this non-IFRS measure because the Company considers interest paid as an operating expense for purposes of this measure while it is reflected as a financing activity in the statement of cash flows as allowed under IAS 7. Interest received is considered a compensating item against interest expense paid.

The net cash used in investing activities includes (i) “expansion capital expenditures” and (ii) “maintenance capital expenditures”. Expansion capital expenditures are defined as the required investments to expand the Company’s current production capacity. Maintenance capital expenditures are defined as the necessary investments in order to maintain the current level of productivity both at an agricultural and industrial level.

The resulting measure is intended to provide the amount of cash available to undertake growth investments, fund business combinations, reduce outstanding financial debt, and

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provide a return to shareholders in the form of dividends and/or share repurchases, among other things.

Adjusted Free Cash Flow from Operations:

This measure starts with the Adjusted Free Cash Flow measure as defined in the preceding paragraph and adds back expansion capital expenditures. The resulting measure is intended to provide the amount of cash available after paying for taxes, interest and maintenance capital expenditures to undertake long-term growth investments, including expansion activities, fund business combinations or asset acquisitions, reduce outstanding financial debt, and provide a return to shareholders in the form of dividends and/or share repurchases, among other things.

The Company notes the Staff’s further comment and will revise its usefulness disclosure (additions in bold underline) in future filings to the following effect:

Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations

We believe that the measures of Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations are important measures of liquidity that enable investors to draw important comparisons year to year of the amount of cash generated by the Company’s principal business and financing activities, which includes the cash generated from our land transformation activities, after paying for recurrent items, including interest, taxes and maintenance capital expenditures.

We define Adjusted Free Cash Flow as (i) net cash generated from operating activities, less (ii) net cash used in investing activities, less (iii) interest paid, plus (iv) proceeds from the sale of non-controlling interest in farming subsidiaries. We define Adjusted Free Cash Flow from Operations as (i) net cash generated from operating activities less (ii) net cash used in investing activities, less (iii) interest paid, plus (iv) proceeds from the sale of non-controlling interest in subsidiaries; plus (v) expansion capital expenditures.

Expansion capital expenditures is defined as the required investment to expand current production capacity including organic growth, joint ventures and acquisitions. We define maintenance capital expenditures as the necessary investments in order to maintain the current level of productivity both at an agricultural and industrial level. Proceeds from the sale of non-controlling interest in farming subsidiaries is a measure of the cash generated from our land transformation business that is included under cash from financing activities pursuant to IFRS.

We believe Adjusted Free Cash Flow is an important liquidity measure for the Company because it allows investors and others to evaluate and compare the amount of cash generated by the Company business and financing activities to undertake growth investments, to fund acquisitions, to reduce outstanding financial debt, and to provide a return to shareholders in the form of dividends and/or share repurchases, among other things.

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We believe Adjusted Free Cash Flow from Operations is an additional important liquidity metric for the Company because it allows investors and others to evaluate and compare the total amount of cash generated by the Company’s business and financing activities after paying for recurrent items including interest, taxes and maintenance capital expenses. We believe this metric is relevant in evaluating the overall performance of our business.

Other companies may calculate Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations differently, and therefore our formulation may not be comparable to similarly titled measures used by other companies. Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations are not measures of liquidity under IFRS, and should not be considered in isolation or as an alternative to consolidated, cash flows from operating activities, net increase, (decrease) in cash and cash equivalents and other measures determined in accordance with IFRS.

Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity. Page F-7

4.	Please explain further your application of the changes to IAS 16 and IAS 41 regarding bearer plants. In this regard, we note from page F-69 that you adopted the transitional rule that allowed you to apply the fair value of bearer plants as their deemed cost at January 1, 2014. However, paragraph 81M of the June 2014 Amendments to IAS 16 and IAS 41 issued by the IASB states that the differences resulting from its application should be recognized in opening retained earnings in the earliest year presented. Please explain why there is no such adjustment in your statement of changes in shareholders’ equity.

We respectfully inform the Staff that as indicated in Note 32.1 to the Consolidated Financial Statements included in the Form 20-F, the Company elected to use the “fair value” of bearer plants as their deemed cost at January 1, 2014, the earliest comparative period presented in the financial statements. Prior to the adoption of the amendments to IAS 41 “Agriculture” and IAS 16 “Property, plant and equipment”, bearer plants were measured at “fair value less costs to sell” with fair value changes recognized in profit or loss.

Paragraph 81M of the Amendments to IAS 16 and IAS 41 states that any difference between the carrying amount of bearer plants and the deemed cost as of January 1, 2014 should be recognized in opening retained earnings in changes in equity. Accordingly, any costs to sell should be reversed to arrive at fair value as deemed cost.

At the time of adoption, the Company assessed that costs to sell were negligible as of January 1, 2014 and consequently they were not reversed to arrive at the fair value. Therefore, there was no difference between the carrying amount of the bearer plants and the deemed cost used as of January 1, 2014, and accordingly nothing was recognized in opening retained earnings in the statement of changes in equity.

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Notes to the Consolidated Financial Statements

12. Property, plant and equipment, page F-38

5.	We refer to your statement on page F-40 that depreciation charges are capitalized in property, plant, and equipment. Please tell us the nature of the depreciation charges that you capitalize and the authoritative accounting literature that supports the basis for your conclusions.

We respectfully inform the Staff that pursuant to the amendment to IAS 41 “Agriculture” and IAS 16 “Property, Plant and Equipment”, effective January 1, 2016, the Company started accounting for bearer plants as items of property, plant and equipment. In the production process of bearer plants, the Company may use other items of property, plant and equipment, such as machinery and vehicles. The depreciation charge related to these items of property, plant and equipment to the extent used in the production of bearer plants forms part of their cost.

The Company has applied the provisions of paragraph 49 of IAS 16 which allows for depreciation charges to form part of the cost of an item of property, plant and equipment in these circumstances, which provides as follows:.

“49 The depreciation charge for a period is usually recognized in profit or loss. However, sometimes, the future economic benefits embodied in an asset are absorbed in producing other assets. In this case, the depreciation charge constitutes part of the cost of the other asset and is included in its carrying amount.”

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In connection with providing its responses to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments to me at 54-11-4836-8640 or our counsel, Frank Vivero (frank.vivero@pillsburylaw.com), at 212-858-1288.

Sincerely,

/s/ Carlos A. Boero Hughes

Carlos A. Boero Hughes

Chief Financial Officer

Adecoagro S.A.

cc:	Frank Vivero
Pillsbury, Winthrop, Shaw, Pittman LLP
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